Security Intelligence Technologies, Inc.
                  145 Huguenot Street, New Rochelle, NY 10801
                                  914-654-8700

                                                          February 28, 2005
VIA EDGAR
---------

Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

         RE:      Security Intelligence Technologies, Inc.
                  Form 10- KSB for the fiscal year ended June 30, 2004 Form 10-QSB for the quarter ended September 30, 2004

                  File No. 0-31779

Dear Mr. Hartz:

In response to the Commission's letter of comments dated January 21, 2005, we have repeated the Staff's comment and provided our answer as follows:

Form 10-KSB for the Year Ended June 30, 2004

Distribution Agreement, page 3

1. We note you entered into an exclusive distribution agreement in 2004. Tell us and include in future filings a discussion of the key terms of the agreement. We expect that a discussion of the nature and terms of the agreement would include, among other things:
a. The duration of the agreement, including a discussion of renewal terms, if any.
b. Whether the agreement is cancelable or non-cancelable, and by whom, and whether there are contractual minimums or maximums.
c.       The amount of revenues recognized for all periods presented.
d.       The products covered by the agreement.
e.       The royalty rates or other compensation terms of the agreement.

Registrant's Answer -

a) The agreement has a five year term and continues for an additional five years unless terminated by either party prior to the expiration of the initial five-year term.
b) The agreement can only be cancelled by either party for a material breach by the other party of its obligations under the agreement. There are no contractual minimums or maximums; however, the agreement stipulates the parties will mutually determine annual minimum sales volumes after each anniversary of the agreement.
c) There were no revenues recognized for any period prior to the quarter ended December 31, 2004. The Registrant received $555,000 of orders during the fiscal year ended June 30, 2004. These orders were filled and revenues were recognized in the quarter ended December 31, 2004 and are reflected in the Registrant's statements of operations for the three and six months ended December 31, 2004.
d) The agreement covers many of the Registrant's RF Jamming and monitoring products.
e) The distributor invoices the Registrant for products in accordance with a contractual price list. There are no royalties payable.

2. In addition, the distribution agreement should be filed as a material contract, or you should advise the staff of the reasons, you believe the agreement need not be filed. Please refer to Item 601 of Regulation S-B.

Registrant's Answer - The Registrant does not believe that the contract is a material contract since the agreement relates to the sale of products regularly offered by the Registrant at prices which are its dealer prices and there are no obligations on the part of the either party other than the obligation of the Registrant to deliver products when orders are placed, which is the same obligation that it has with respect to all orders for products, whether placed by customers or distributors.

Marketing and Distribution, page 9

3. We note you have significant customer deposits as of June 30, 2004 and September 30, 2004. Please provide the staff with a detailed listing of the deposits for the dates noted above. The listing should provide the customer name, date of deposit, amount of deposit, and nature of the underlying transaction. If there are any deposits that have been held for 180 days or more, please explain further.

Registrant's Answer - The information is provided in Exhibit 1.

4. In addition, since you don't have receivables it appears that customer deposits are an integral part of your business and therefore we would expect an expanded discussion in future filings under Marketing and Distribution to provide information about the typical payment terms of your sales agreements with customers.

Registrant's Answer - The Registrant will expand discussion in Form 10-QSB for the quarter ended March 31, 2005.

Warranties, page 9

5. In future filings disclose your accounting policy, methodology used in determining your liability for product warranties, and provide a tabular reconciliation of the changes in your aggregate product warranty liability for the reporting period. See paragraph 14 of FIN 45 for guidance.

Registrant's Answer - The requested disclosure was included in the Registrant's Form 10-QSB for the six months ended December 31, 2004.

General Overview, page 15

6. We note that in fiscal year 2004 you closed three retail operations, of which two were converted to sales offices. Please tell us the status of the third operation. If the location is vacant, as part of your response please discuss how you are accounting for future lease payments and the authoritative literature supporting your accounting.

Registrant's Answer - The location is vacant and the landlord has instituted a lawsuit for collection of past due rents at the time we vacated plus three additional months rent. The Registrant has accrued the entire balance being sought.

Joint Venture Agreements, page 17

7. Please tell us why the joint ventures have not generated any revenue as of June 30, 2004 and when you expect for this to change.

Registrant's Answer - All of the joint ventures require some amount of financing to launch operations. Neither the Registrant nor the joint venture partner has been able to obtain the necessary financing. Because of the Registrant's cash position, the Registrant does not have the ability to fund the joint ventures.

Compliance with Section 16(A) of the Exchange Act, page 21

8. We note six late filings from Chris Decker, CFO and member of your audit committee, and four from Jamil Ben, CEO. Please have them tell us what measures these individuals have taken to prevent future late filings. In addition, please explain the reason for the August 23, 2002 transaction in which Mr. Decker acquired 500,000 shares from Mr. Jamil.

Registrant's Answer - Both Mr. Decker and Mr. Jamil have been advised of the requirement for timely filing of a Form 4, and they have advised the Registrant that they will file any required Form 4 in a timely manner. The August 23, 2002 transaction was a privately negotiated purchase of 500,000 shares of the Registrant's common stock by Mr. Jamil to Mr. Decker in order to increase Mr. Decker's equity interest in the Registrant.

Deferred Revenue, page 33

9. Supplementally provide to us a description of your deferred revenue and the revenue recognition criteria not met.

Registrant's Answer - Non-refundable advance payments received under marketing and distribution arrangements are deferred and either applied as payments towards customer purchases made pursuant to the terms of the respective agreements, or recognized as income at the expiration or termination of the agreement if specified purchase quotas have not been met by the customer. Since the sale of the product is not generated until shipment of the products, there is no recognition until shipment. To the extent that the customer does not make the required purchases prior to the expiration or termination of the agreement, the Registrant only has the right to the payments at the time of termination. Prior to termination, the Company has an obligation to deliver products if ordered.

Revenue recognition, page 38

10. Supplementally tell us and revise your disclosures in future filings to discuss how and when you recognize revenue for support services that you provide for the first three to twelve months following installation of a system along with how you recognize revenue for long-term services provided on a service-contract basis.

Registrant's Answer - There were no long-term service contracts outstanding for the periods under review. However, we do offer long-term service contracts and account for them in accordance with SAB Topic 13 and EITF 00-21.

11. We note that you recognize revenue when goods are shipped. Please advise us whether substantive installation, testing, or other obligations exist that would prevent immediate revenue recognition upon shipment. Refer to SAB Topic 13 for guidance. In your response please discuss what consideration, if any, that you gave to EITF 00-21 and whether it was applicable to you.

Registrant's Answer - Sales of our sophisticated bomb jamming and cellular monitoring systems sometimes include installation and testing by us and in these situations we recognize revenue after installation, testing and customer acceptance. We will modify our disclosure in future filings. We have considered EITF 00-21 and believe we do not have a multiple-deliverable revenue arrangement containing more than one unit of accounting.

Note 4 - Accounts Payable and Accrued Expenses, page 43

12. We note you have a payroll liability of $398,988 as of June 30, 2004. Tell us whether you have remitted all withholding and payroll taxes to the Internal Revenue Service. If not please tell us the liability at September 30, 2004. Further, if you are in fact delinquent, please provide this disclosure in future filings.

Registrant's Answer - We have not remitted all withholding and payroll taxes to the Internal Revenue Service. The liability for delinquent payroll taxes to all taxing authorities, including accrued interest and penalties of $64,269, was $204,182 at September 30, 2004. We have disclosed delinquent payroll taxes as of December 31, 2004 in our Form 10-QSB in Note 2 of Notes to Consolidated Financial Statements.

Note 16 - Legal Proceedings, page 50

13. In the matters concerning Welcome Publishing Company, Inc., Ergonomic Systems Philippines Inc., China Bohai Group and USA International Business Connections Corp., Elektronik Sistemleri, and the litigation brought by a former customer we note you believe you have a valid defense in each claim, however, if it is probable that you will incur a loss and the amount of the loss can be reasonably estimated the loss should be accrued by a charge to income. For each matter referenced above, tell us and revise future filings to include whether it is reasonably possible that losses will be incurred and the possible range of loss or state that such amounts cannot be estimated. Refer to paragraph 8 - 10 of SFAS 5. Your response should clarify if an accrual has been recorded for the pending claim.

Registrant's Answer - The following charges to income had been made at June 30, 2004 and September 30, 2004:

         Welcome Publishing Company, Inc. - Accrued $80,000 of claim of $140,430. (Subsequently settled for $60,000)
         Ergonomic Systems Philippines Inc. - Accrued entire award of $120,223. China Bohai Group and USA International Business Connections Corp. - No charge to income as we believe we will win the action.
         Elektronik Sistemleri - Accrued entire award of $223,620.

         The accruals are unchanged at December 31, 2004. We have included this disclosure in our Form 10-QSB in Note 10 of Notes to Consolidated Financial Statements.

14. We note that you reached a settlement that is payable with 550,459 shares of common stock. Tell us how you accounted for this and as part of your response please reference authoritative literature supporting your accounting.

Registrant's Answer - Settlement was for $600,000 and was charged to income as of June 30, 2004. The agreement pursuant to which the shares were issued by the Registrant to settle this obligation contains a price guarantee that requires

CSS, the Registrant's wholly-owned subsidiary, to pay in cash any difference between the original face amount of the debt and the value of the shares computed as their average closing price for the 30 days beginning July 7, 2005 and ending August 5, 2005. CCS has guaranteed that the value of the shares will be at least $300,000 and is responsible for the amount that $300,000 exceeds the value of the shares. Ben Jamil, the Company's chief executive officer and principal stockholder has guaranteed that the value of the shares will be at least $150,000 and has guaranteed that the shares will have a value of at least $150,000. The Company accounts for these transactions by recording the obligation at fair value, based on the difference between the market price of the common stock at the end of the quarter and the amount due, with quarterly mark-to-market adjustments until the obligation is settled. Unrealized gains or losses resulting from changes in fair value are reflected in the statements of operation as unrealized gain (loss) on financial guarantees, and in the balance sheet under accrued expenses.

Accounting Controls

15. On page 6, under the caption, "We may not be able to comply in a timely manner with recently enacted corporate governance provisions", the company states, in part, that it may be unable to implement certain controls, including systems relating to accounting controls. Please explain more precisely to the staff the facts and circumstances behind the statement made. In addition, please provide us with the information provided to the registrant's auditor and audit committee regarding significant deficiencies and material weakness in the design or operation of internal controls over financial reporting as contemplated by paragraph 5 of the certificates filed as exhibits 31.1 and 31.2. Also provide the staff with any deficiencies communicated to the company by Demetrius & Company, LLC in connection with their audit of the company's financial statements for the year ended June 30, 2004. With respect to each deficiency noted, explain how the company intends to address the matter.

Registrant's answer - The Sarbanes-Oxley Act (SOX), Section 404, requires intensive documentation of our internal controls over financial data and the reporting function. We would have to hire additional staff or consultants to prepare for compliance with these requirements. Because of the Company's poor cash position and lack of credit worthiness we may not be able to comply with section SOX 404. As reported by to us by Demetrius & Company, L.L.C., our independent auditors, in their letter dated October 4, 2004 and our audit committee there is a weakness in financial reporting. The work of the Chief Financial Officer (CFO) is not reviewed by anyone. The CFO prepares the financial statement together with all the supporting schedules. The accounting staff consists of clerical and bookkeeping types and lacks the qualifications to either prepare the statements and support or review them. The company indents to address the issue by hiring a qualified assistant to the CFO or a consultant. However, unless sufficient funds are available, this may not be possible.

General

16. Give us a schedule of the components of Other Current Assets as of June 30, 2004 and September 30, 2004.

Registrant's Answer - Other assets consist of the following:

                                              June 30,         September 30,
                                                2004                2004
                                           --------------   -------------------

Deposit on product purchases                    $198,639             $ 233,293
Prepaid consulting services                       15,313                    --
Miscellaneous receivables                          9,920                   975
                                           --------------   -------------------
                                                $223,872             $ 234,268
                                           ==============   ===================


Form 10-QSB for the Quarter Ended September 30, 2004

General

17. Please address the comments above in your interim filings as applicable. Registrant's Answer - Where applicable, the comments were addressed in the Form 10-QSB for the quarter ended December 31, 2005 or will be addressed in future 10-QSB filings.

Basis of Financial Statement Presentation, page 7

18. We note that your auditors` report for the year ended June 30, 2004 contains a going concern modification. In future quarterly and annual filings, provide a more complete update of management's viable plan to overcome the uncertainty of your ability to continue as a going concern, including a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the twelve month period following the date of the financial statements being reported upon. Refer to FRC 607.02 and Section IV of Release 33-8350. Your disclosures should provide enough detail that your readers gain insight into management's analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing. Discuss trends that you are seeing in the current year's results, such as decreased revenues and improved gross margin, whether or not you expect these trends to continue throughout the year, and how these trends will affect your viable plan to continue as a going concern.

Registrant's Answer - The Registrant's Form 10-QSB for December 31, 2004 responds to this comment in Note 1 under "Going Concern and Liquidity".

Controls and Procedures, page 16

19. Amend your filing to provide the disclosures required by Item 307 of Regulation S-B. Your revised disclosure should include an evaluation date as of the end of the period rather than within 90 days of the filing of the report.

Registrant's Answer - We will amend previous filing. The Registrant's Form 10-QSB for December 31, 2004 responds to this comment.

Certifications

20. Please amend your filing to include revised certifications to include an evaluation date as of the end of the period rather than within 90 days of the filing. Refer to exhibit 31 as specified by Item 601 of Regulation S-B for guidance.

Registrant's Answer - We will amend previous filing. The Registrant's Form 10-QSB for December 31, 2005 responds to this comment.

                                     * * * *


In executing this letter, the Registrant hereby acknowledges that:

     o the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Chris R. Decker, Chief Financial Officer at (914) 654-8700, ext. 228.

                                                      Very truly yours,


                                                      Ben Jamil
                                                      Chief Executive Officer


                                                      Chris R. Decker
                                                      Chief Financial Officer

                                                                       Exhibit 1

Comment 3

Customer Deposits
-------------------------------
                                 Date of       Balance @      Balance @       Nature of
Customer Name                    Deposit        6/30/04        9/30/04       Transaction
-------------------------------------------   -------------  -------------   -------------
Eximp Corp.                      May-02            649,514        649,514        (1)
Curtis Marks                     Oct-01              6,269          6,269        (1)
Annie Ramierz                    Aug-01              5,729          5,729        (1)
Intergeo Corp                    Mar-02             75,000         75,000        (1)
APK Trading                      Aug-02              4,460          4,460        (1)
Net Smart                        Mar-03            192,500        192,500        (2)
Ness Motley                      Dec-02             51,000         51,000        (1)
Enrique Gameros                  Dec-02             11,158         11,158        (1)
Garper Group                     Mar-03             11,492         11,492        (1)
Bolivar Gonzales                 Nov-03              2,500          2,500        (1)
Mario Escamilla                  Nov-03             70,000         70,000        (3)
Tel & Power                      Mar-04             40,000         40,000        (3)
Eamess De Mexico                 Feb-04             86,240         86,240        (3)
Mario Parra                      Jun-04             30,000         30,000        (3)
Mobile Communications            Jun-04             14,500         14,500        (3)
UXB International                Jun-04            416,250        555,000        (3)
Commora Systems                  Aug-04                437        195,879        (3)
Imdicol                          May-04             50,000         50,000        (3)
Bosse                            Sep-04             30,000         30,000        (3)
Technoimport                     Sep-04             25,000         25,000        (3)
Rodrogues                        Sep-04              5,000          5,000        (3)
Dimitrov                         May-04             12,461         12,461        (1)
Al Muzaimi                       Aug-04                  -         18,065        (1)
Loay J Al Kharafi                Jun-04            161,325              -        (3)
Ebrahaim A Al Mutawa             Sep-04                  -         18,081        (3)
Various retail customers in
   London                                           26,196          7,607        (3)
                                              -------------  -------------
Totals                                           1,977,031      2,167,455
                                              =============  =============

Nature of Transaction types:

     (1) Remaining balance from a larger deposit paid for goods to be ordered later. To the extent that the goods have not been ordered and shipped, the customer deposit is not changed. The outstanding balance will be reduced when the customer orders additional equipment and the equipment is shipped.

     (2) Deposit against a sales contract for a monitoring system. Customer has made repeated changes to the specifications of the system and the system is still under development.

     (3) Deposit against a specific order, goods subsequently delivered and sale recorded.